

Away Days Brewing Co LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $350,000

Offering End Date: November 28, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Away Days Brewing Co LLC

Founded: January 24, 2019

Address: 613 SE 30th Ave.
            Portland, OR 97214

Industry: Breweries

Employees: 3

Website: https://www.awaydaysbrewing.com/

Use of Funds Allocation:

If the maximum raise is met:

$334,250 (95.50%) – of the proceeds will go towards second location
$15,750 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,713 Followers

Business Metrics:

	FY21	FY22	YTD 5/31/2023
Total Assets	$254,652	$271,184	$271,250
Cash & Cash Equivalents	$20,867	$34,541	$33,428
Accounts Receivable	$0	$0	$0
Short-term Debt	$22,889	$20,000	$15,393
Long-term Debt	$545	$192	$1,064
Revenue	$362,397	$417,474	$158,908
Cost of Goods Sold	$140,821	$143,956	$43,420
Taxes	$0	$0	$0
Net Income	$18,898	-$12,149	-$5,893

Recognition:

Away Days Brewing Co LLC Away Days Brewing Co LLC was opened by Niki and Pete in the summer of 2019 in the vacated Scout Beer building right next door to their sister pub, The Toffee Club. They took the name Away Days from our best-selling (custom made) beer at The Toffee Club. They re-designed the space and hired the best brewer they could find in Marshall Kunz (formerly of Alameda Brewing). 4 years on and they have reached max capacity at the current 1500sq ft location in SE Portland. They are looking to expand their brewing production and at the same time create location based experiences that continue to build and story-tell their brand.

About:

Away Days Brewing Co LLC is here to create a new beer brand culture that aligns with the expectations and aspirations of the next generation. They combine European-inspired, locally made, world-class beers with football culture, European hospitality and great design.

For more information, contact our Customer Support Team at support@thesmbx.com